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              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                     S C H E D U L E   13G
                        (Rule 13d-102)

        Information To Be Included in Statements Filed
          Pursuant to Rules 13d-1(b), (c) and (d) and
               Amendments Thereto Filed Pursuant
                          to 13d-2(b)
                      (Amendment No. __)1

                MARINE SHUTTLE OPERATIONS, INC.
                       (Name of Issuer)

            COMMON STOCK, PAR VALUE $.001 PER SHARE
                (Title of Class of Securities)

                           56844D103
                        (CUSIP Number)

                       December 21, 1998
    (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]     Rule 13d-1(b)
       [ ]     Rule 13d-1(c)
       [X]     Rule 13d-1(d)



       1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  56844D103                              13G
    1
NAME OF REPORTING PERSON

                BEG Berliner Effektenbeteiligungsgesellschaft AG

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

C

 2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                               (a)   [ ]
                               (b)   [ ]

   3
SEC USE ONLY
C

 4CITIZENSHIP OR PLACE OF ORGANIZATION

                Germany

     Number of
      Shares
   Beneficially
     Owned By
       Each
     Reporting
      Person
       With
   5
SOLE VOTING POWER

                 3,950,000                          11.8%

   6
SHARED VOTING POWER

7SOLE DISPOSITIVE POWER

            3,950,000                         11.8%

   8
SHARED DISPOSITIVE POWER 0

 C

9AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,950,000
   10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
 EXCLUDES CERTAIN SHARES  [ ]

   11PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                11.8%
12TYPE OF REPORTING PERSON*
                CO
                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1(a).  Name of Issuer:

             Marine Shuttle Operations, Inc.

Item 1(b).  Address of Issuer's Principal Executive
Offices:

             4410 Montrose Boulevard, Houston, Texas
77006

Item 2(a).  Name of Person Filing:

            BEG Berliner Effektenbeteiligungsgesellschaft
AG

Item 2(b).  Address of Principal Business Office or, if
None, Residence:

            Kurfurstendamm 119, D-10711 Berlin,
Germany

Item 2(c).  Citizenship:

            BEG Berliner Effektenbeteiligungsgesellschaft
AG is an entity organized under German law.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.001 per share

Item 2(e).  CUSIP Number:

            56844D103

Item 3.     If this statement is filed pursuant to Rules
            13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a) [ ]    Broker or dealer registered under
Section 15 of the Act;

            (b) [ ]    Bank as defined in Section 3(a)(6) of
                       the Act;

            (c) [ ]    Insurance Company as defined in
                       Section 3(a)(19) of the Act;

            (d) [ ]    Investment Company registered
                       under Section 8 of the Investment
                       Company Act;

            (e) [ ]    An investment adviser in accordance
                       with Rule 13d-1(b)(1)(ii)(E);

            (f) [ ]    An employee benefit plan or
                       endowment fund in accordance with
                       Rule 13d-1(b)(1)(ii)(F);

            (g) [ ]    A parent holding company or control
                       person in accordance with Rule 13d-
                       1(b)(ii)(G);

            (h) [ ]    A savings association as defined in
                       Section 3(b) of the Federal Deposit
                       Insurance Act:

            (i) [ ]    A church plan that is excluded from
                       the definition of investment company
                       under Section 3(c)(14) of the
                       Investment Company Act;

            (h) [ ]    Group, in accordance with Rule 13d-
                       1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-
1(c), check this box.  [ ]

Item 4.        Ownership.

            As of December 31, 1998, the beneficial
ownership information of BEG Berliner
Effektenbeteiligungsgesellschaft AG with respect to the subject securities was as follows:

            (a)    Amount beneficially owned:
3,950,000(1)(2)

            (b)    Percent of class:   11.8%

            (c)    Number of shares as to which such
person has:

                   (i)     Sole power to vote or to direct
                           the vote  3,950,000

                   (ii)    Shared power to vote or to direct
                           the vote   - 0 -

                   (iii)   Sole power to dispose or to direct
the disposition of     3,950,000

                   (iv)    Shared power to dispose or to
direct the disposition of   - 0 -                            .


____________
       1The shares are being held by a pooling trustee pursuant to the terms of a pooling trust agreement, and will not be released until August 3, 2001. The trustee shall seek instructions from BEG Berliner Effektenbeteiligungsgesellschaft AG before taking any action as a stockholder with respect to any of the shares held in trust.

       2Does not include 800,000 shares of Common Stock owned by Berliner Freiverkehr (Aktien) AG (the owner of
40% of the outstanding capital stock of BEG Berliner
Effektenbeteiligungsgesellschaft AG).


Item 5.        Ownership of Five Percent or Less of a
Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.        Ownership of More than Five Percent on
Behalf of Another Person.

               Not applicable.

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security
               Being Reported on by the Parent Holding
               Company.

               Not applicable.

Item 8.        Identification and Classification of
Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.


                           Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 1999

BEG Berliner Effektenbeteiligungsgesellschaft AG


By: /s/ Guido Sandler
Guido Sandler, CEO

By: /s/ Klaus Kleversaat
       Klaus Kleversaat